cm

SEC Mail Processing Section

FEB 28 2012

Washington, DC
125

SEC 12010104 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frank Crystal Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 18 th floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/14

OATH OR AFFIRMATION

I, Jonathan H. Finesilver Crystal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frank Crystal Capital, Inc, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NURIA HERNANDEZ
Notary Public, State of New York
No. 01HE6197749
Qualified in New York County
Commission Expires Dec. 8, 2012

Signature

VP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

FRANK CRYSTAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Frank Crystal Capital, Inc.

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Frank Crystal Capital, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2012

FRANK CRYSTAL CAPITAL, INC.

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 186,507
Receivable from broker	3,001
Prepaid expenses	4,162
	$ 193,670
STOCKHOLDER'S EQUITY	
Stockholder's equity:	
Common stock - no par value; 1,500 shares authorized, no shares issued and outstanding	
Additional paid-in capital	$ 102,763
Retained earnings	90,907
	$ 193,670

See notes to statement of financial condition

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly-owned subsidiary of Frank Crystal & Co., Inc. ("Frank Crystal") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker that shares in the commissions earned by another introducing broker, through which its customers' trades are processed. Such other introducing broker clears all transactions through a clearing organization on a fully disclosed basis. The Company is primarily engaged in the sale of variable insurance products, retirement plans and mutual funds and also conducts private placement business.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

Brokerage commissions earned from securities transactions are recorded as revenue on a trade date basis.

[2] Income taxes:

The Company is considered as a Qualified Subchapter S Subsidiary ("QSUB") for federal and NYS purposes. All of the Company's income and expenses are included in the federal and New York State S Corporation return of Frank Crystal. The Company files as part of a combined return for New York City purposes as a subsidiary of Frank Crystal since New York City does not recognize QSUB status. New York City income taxes are calculated as if the Company filed on a separate return basis for purposes of this financial statement.

The Company evaluated the recognition, measurement and disclosure requirements of tax positions taken or expected to be taken on a tax return and determined that there are no uncertain tax positions at December 31, 2011. Tax years for 2008 and thereafter are subject to examination by the appropriate taxing authorities. Any interest and penalties determined to result from uncertain tax positions will be classified as interest expense and other expense.

[3] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2011, the Company had net capital, as defined, of $189,508, which was $184,508 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Frank Crystal whereby the Company is charged for its respective share of expenses, including, but not limited to, office space, equipment, and insurance expenses. The Company is charged a fixed monthly fee, which totaled $22,800 for the year ended December 31, 2011. The agreement shall remain in effect until terminated by each of the parties upon 60-day's written notice.

NOTE E - SUBSEQUENT EVENTS

Pursuant to resolutions approved by the board of directors on July 10, 2006, the Company issued 100 shares of common stock in exchange for $1,000 on February 14, 2012.